UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

InsWeb Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809K103

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 45809K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hussein A. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,590,193

	8.	Shared Voting Power 41,250

	9.	Sole Dispositive Power 1,590,193

	10.	Shared Dispositive Power 41,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45809K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Danielle S. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,250

	8.	Shared Voting Power 1,590,193

	9.	Sole Dispositive Power 41,250

	10.	Shared Dispositive Power 1,590,193

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D amends a prior statement on Schedule 13D (the “Schedule 13D”) filed on February 26, 2003 and subsequently amended relating to shares of common stock, par value $0.001 (“Common Stock”) of InsWeb Corporation, a Delaware corporation (“InsWeb”).  The Schedule 13D is amended only as expressly reported herein and otherwise remains unchanged.

Item 4.	Purpose of Transaction

The purchases of the Reporting Persons were made over time for investment purposes.  The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on February 26, 2003.

Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.  Each of the Reporting Persons intends to continuously review its investment in InsWeb, and may in the future determine, either alone or as part of a group, to acquire additional securities of InsWeb, through open market purchases, private agreements, the granting of stock options by InsWeb, or otherwise.  Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of InsWeb.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5.	Interest in Securities of the Issuer

Mr. Hussein Enan is the beneficial owner of 1,631,443 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 403,364 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Such shares represent approximately 39.7% of the 4,114,376 shares of Common Stock currently outstanding.  Mr. Enan has sole voting and dispositive power over 1,590,193 shares.  On September 28, 2006, Mr. Enan was granted fully vested options to purchase 94,697 shares of common stock in lieu of a portion of his cash compensation. The exercise price of these options is $2.03 per share.

Mrs. Danielle Enan is the beneficial owner of 1,631,443 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 403,364 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Such shares represent approximately 39.7% of the 4,114,376 shares of Common Stock currently outstanding.  Mrs. Enan has sole voting and dispositive power over 41,250 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This joint filing is made pursuant to the Joint Filing Agreement dated January 24, 2007 attached as Exhibit 1.

Item 7.	Material to Be Filed as Exhibits
	EXHIBIT NO.	DESCRIPTION
	1	Joint Filing Agreement dated January 24, 2007

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2007
Date
/s/ Hussein A. Enan
Signature
Hussein A. Enan
Name/Title

January 24, 2007
Date
/s/ Danielle S. Enan
Signature
Danielle S. Enan
Name/Title

Exhibit Index

EXHIBIT REFERENCE	DESCRIPTION
1	Agreement to Jointly File Schedule 13D

eXHIBIT A

Agreement to Jointly File Schedule 13D/A

AGREEMENT dated as of January 24, 2007 by and among Hussein A. Enan and Danielle S. Enan.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.             The Amendment No. 4 to Schedule 13D with respect to InsWeb Corporation, to which this is attached as Exhibit A, is filed on behalf of the Danielle S. Enan and Hussein A. Enan.

2.             Each of Danielle S. Enan and Hussein A. Enan is responsible for the completeness and accuracy of the information concerning such person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Date: January 24, 2007

/s/ Hussein A. Enan
Hussein A. Enan

/s/ Danielle S. Enan
Danielle S. Enan